As filed with the Securities and Exchange Commission on August 10, 2009

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-8

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

MARRIOTT INTERNATIONAL, INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	10400 Fernwood Road Bethesda, MD 20817	52-2055918
(State or Other Jurisdiction of Incorporation or Organization)	(Address of Principal Executive Offices Including Zip Code)	(I.R.S. Employer Identification No.)

MARRIOTT INTERNATIONAL, INC. STOCK AND CASH INCENTIVE PLAN, AS AMENDED

MARRIOTT INTERNATIONAL, INC. EXECUTIVE DEFERRED COMPENSATION PLAN, AS AMENDED

(Full Title of the Plan)

Edward A. Ryan, Esq. Executive Vice President and General Counsel Marriott International, Inc. Dept. 52/923 10400 Fernwood Road, Bethesda, Maryland 20817 (301) 380-3000	Copies to: Ronald O. Mueller, Esq. Gibson, Dunn & Crutcher LLP 1050 Connecticut Avenue, N.W. Washington, D.C. 20036 (202) 955-8500

(Name and Address of Agent For Service)

(301) 380-3000

(Telephone Number, Including Area Code, of Agent For Service)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Securities Exchange Act of 1934, as amended. (Check one):

Large accelerated filer	☒	Accelerated filer	☐

Non-accelerated filer	☐	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Class A Common Stock, par value $0.01 per share	49,500,000(1)	$21.85(2)	$1,081,575,000(2)	$60,352
Executive Deferred Compensation Plan Obligations	$150,000,000(3)	100%(3)	$150,000,000(3)	$8,370

(1)	Pursuant to Rule 416(a) under the Securities Act of 1933, as amended (the “Securities Act”), there is also being registered such additional shares of Class A Common Stock that become available under Marriott International, Inc. Stock and Cash Incentive Plan, as Amended in connection with changes in the number of shares of outstanding Common Stock because of events such as recapitalizations, stock dividends, stock splits and reverse stock splits, and any other securities with respect to which the outstanding shares are converted or exchanged.
(2)	Relates to Class A Common Stock to be issued pursuant to the Marriott International, Inc. Stock and Cash Incentive Plan, as Amended. The maximum offering price per share is estimated solely for the purpose of calculating the registration fee. The registration fee has been calculated in accordance with Rule 457(c) and Rule 457(h) under the Securities Act based upon the average high and low prices for the Common Stock on the New York Stock Exchange on August 3, 2009, which was $21.85.
(3)	Relates to Executive Deferred Compensation Plan Obligations pursuant to the Marriott International, Inc. Executive Deferred Compensation Plan, as Amended. The Executive Deferred Compensation Plan Obligations are unsecured obligations of the Company to pay deferred compensation in the future in accordance with the terms of the Company’s Executive Deferred Compensation Plan.

EXPLANATORY NOTE

Marriott International, Inc., a Delaware corporation (“we,” “our” or the “Company”) is filing this Registration Statement on Form S-8 (the “Registration Statement”) relating to 49,500,000 shares (the “Shares”) of our Class A Common Stock, par value $.01 per share (the “Common Stock”), issuable under the Marriott International, Inc. Stock and Cash Incentive Plan, as Amended (the “Stock and Cash Incentive Plan”) and $150,000,000 of unfunded and unsecured obligations (the “Obligations”) of the Company issuable under the Executive Deferred Compensation Plan, as Amended (the “Deferred Plan” and, collectively with the Stock and Cash Incentive Plan, the “Plans”).

PART I

INFORMATION REQUIRED IN THE SECTION 10(a) PROSPECTUS

Plan information that will be provided to participants has not been included in this Registration Statement pursuant to the Note to Part I of Form S-8 which specifies that such information need not be filed.

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3.	Incorporation of Documents by Reference.

The Securities and Exchange Commission (the “SEC”) allows us to “incorporate by reference” information into this Registration Statement, which means that we can disclose important information by referring to those documents. We hereby “incorporate by reference” the documents listed below, which means that we are disclosing important information by referring you to those documents. The information that we file later with the SEC will automatically update and in some cases supersede this information. Specifically, we incorporate by reference the following documents or information filed with the SEC (other than, in each case, documents or information deemed to have been furnished and not filed in accordance with SEC rules):

(a)	Our latest Annual Report filed pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or latest prospectus filed pursuant to Rule 424(b) under the Securities Act that contains audited financial statements for our latest fiscal year for which such statements have been filed;

(b)	All other reports we file pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of the fiscal year covered by the Company’s latest annual report or prospectus referred to in (a) above;

(c)	The description of our Common Stock set forth under the caption “Description of the New Marriott Capital Stock” in our Registration Statement on Form 10 under the Exchange Act, filed on February 13, 1998, including any amendment or report we file with the SEC for the purpose of updating such description; and

(d)	Future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Registration Statement and before we file any post-effective amendment to this Registration Statement which indicates that all securities offered under this Registration Statement have been sold or which deregisters all such securities then remaining unsold.

Our Exchange Act file number with the SEC is 001-13881.

Item 4.	Description of Securities.

This Registration Statement covers $150,000,000 of Obligations to be offered to certain of our eligible employees pursuant to the Deferred Plan. The Obligations are general unsecured obligations of the Company to pay deferred compensation in the future in accordance with the terms of the Deferred Plan, are represented by an unfunded and unsecured book reserve (the “Reserve”) maintained on our books, and rank pari passu with other unsecured and unsubordinated indebtedness of the Company from time to time outstanding.

We determine the amount of compensation deferred by each participant (“Participant”) in the Deferred Plan in accordance with the terms of the Deferred Plan based upon elections by each Participant. Each Participant’s deferral account under the Deferred Plan consists of: (i) deferred compensation amounts; (ii) amounts we contribute under the terms of the Deferred Plan; and (iii) any increases or decreases in value credited to or against such amounts. The Participant is fully vested in those amounts consisting of deferred salary and bonus amounts, amounts contributed by the Company for periods on or after January 1, 2009, and any earnings thereon. For amounts related to Participant deferrals made on or before January 1, 2009, the Participant is vested in those amounts we contribute under the terms of the Deferred Plan and any earnings thereon, on a four year, class-year vesting schedule based upon the date that such Company contributions are first allocated to a Participant’s account. In accordance with the terms of the Deferred Plan, certain Executive Vice Presidents of the Company are immediately vested in such Company contributions and related earnings upon an involuntary termination of employment within three months before or twelve months following a change in control of the Company.

Obligations in an amount equal to each Participant’s deferral account under the Deferred Plan will be payable at the Participant’s election in a lump sum or in two to five installments occurring or commencing on a date not earlier than the third calendar year following the calendar year of the election, except that any account balance of $10,000 or less will be payable only in a lump sum. Separate elections may be made for each year’s deferrals. Otherwise, such Obligations will be payable upon the Participant’s termination of employment or retirement in any of the following forms, as elected by the Participant: (i) a lump sum cash payment; (ii) a series of annual cash installments payable over a designated term not to exceed twenty years; or (iii) five annual cash payments beginning the sixth January following such Participant’s termination of employment; provided that any account balance of less than $10,000 upon termination of employment shall be payable only in a lump sum; and further provided that any distribution to a Specified Employee (as defined under the Deferred Plan) that is scheduled to occur within the first six months following the employee’s termination of employment shall be delayed until the first day of the seventh month following termination. If no election is made, a lump sum will be distributed within 90 days after a termination event as defined in the Deferred Plan.

Under the Deferred Plan, Participants’ deferral accounts are credited with hypothetical earnings at an interest rate we designate from time to time, known as the Reserve Portfolio. Until December 28, 2009, however, Participants deferral accounts (excluding amounts already credited with earnings under the Reserve Portfolio and excluding Company contributions and related earnings) will be credited with earnings based on various benchmark funds selected by the Participant or, if none is selected, the money market benchmark fund. A Participant cannot alienate, sell, transfer, assign, pledge, attach or otherwise encumber our Obligations to the Participant, and our Obligations pass only to a survivor beneficiary that the Participant designates, or if none is so specified, to the survivor beneficiary the Participant designates for his or her interests in our profit sharing plan, or if none is so specified, to the following (if then living) in the following order of priority, as if the Participant had deemed such persons beneficiaries: (i) spouse; (ii) children, including adopted children, in equal shares; (iii) parents, in equal shares; and (iv) the Participant’s estate.

The Obligations are not subject to redemption, in whole or in part, prior to the termination of employment, retirement or death of the Participant, other than if the Participant has elected distribution following a period certain as part of his deferral election for a specific year. However, we reserve the right to amend or terminate the Deferred Plan at any time, except that no such amendment or termination shall adversely affect a Participant’s right to Obligations in the amount of the Participant’s accounts as of the date of such amendment or termination.

The Obligations are not convertible into any other security of the Company. The Obligation will not have the benefit of a negative pledge or any other affirmative or negative covenant on the part of the Company. No trustee has been appointed having the authority to take action with respect to the Obligations, and each Participant will be responsible for acting independently with respect to, among other things, the giving of notices, responding to any requests for consents, waivers or amendments pertaining to the Obligations, enforcing covenants and taking action upon a default.

The administrator appointed under the terms of the Deferred Plan has full power and authority to interpret, construe and administer the Deferred Plan and the administrator’s interpretations and constructions thereof, and actions thereunder, including any valuation of the Reserve or of a Participant’s account, or the amount or recipient of the payment to be made therefrom, is binding and conclusive on all persons for all purposes.

The Board of Directors of the Company may amend the Deferred Plan at any time and from time to time and/or terminate the Deferred Plan and distribute all account balances under the Deferred Plan. The Deferred Plan provides that in certain additional circumstances account balances under the Deferred Plan may be distributed.

Item 5.	Interests of Named Experts and Counsel.

Certain legal matters with respect to the validity of the securities registered hereby have been passed upon for the Company by Edward A. Ryan, Esq., Executive Vice President and

General Counsel of the Company, on behalf of the Law Department of the Company. Mr. Ryan is a participant in the Plans and will receive benefits under the Plans.

Item 6.	Indemnification of Directors and Officers.

Article Eleventh and Article Sixteenth of the Company’s Restated Certificate of Incorporation (the “Certificate”) and Section 7.7 of our Amended and Restated Bylaws limit the personal liability of directors to the Company or its shareholders for monetary damages for breach of fiduciary duty. These provisions of the Company Certificate and Bylaws are collectively referred to herein as the “Director Liability and Indemnification Provisions.”

The Director Liability and Indemnification Provisions define and clarify the rights of individuals, including Company directors and officers, to indemnification by the Company in the event of personal liability or expenses incurred by them as a result of litigation against them. These provisions are consistent with Section 102(b)(7) of the Delaware General Corporation Law, which is designed, among other things, to encourage qualified individuals to serve as directors of Delaware corporations by permitting Delaware corporations to include in their certificates of incorporation a provision limiting or eliminating directors’ liability for monetary damages and with other existing Delaware General Corporation Law provisions permitting indemnification of certain individuals, including directors and officers. The limitations of liability in the Director Liability and Indemnification Provisions may not affect claims arising under the federal securities laws.

In performing their duties, directors of a Delaware corporation are obligated as fiduciaries to exercise their business judgment and act in what they reasonably determine in good faith, after appropriate consideration, to be the best interests of the corporation and its shareholders. Decisions made on that basis are protected by the so-called “business judgment rule.” The business judgment rule is designed to protect directors from personal liability to the corporation or its shareholders when business decisions are subsequently challenged. However, the expense of defending lawsuits, the frequency with which unwarranted litigation is brought against directors and the inevitable uncertainties with respect to the outcome of applying the business judgment rule to particular facts and circumstances mean that, as a practical matter, directors and officers of a corporation rely on indemnity from, and insurance procured by, the corporation they serve, as a financial backstop in the event of such expenses or unforeseen liability. The Delaware legislature has recognized that adequate insurance and indemnity provisions are often a condition of an individual’s willingness to serve as director of a Delaware corporation. The Delaware General Corporation law has for some time specifically permitted corporations to provide indemnity and procure insurance for its directors and officers.

This description of the Director Liability and Indemnification Provisions is intended as a summary only and is qualified in its entirety by reference to the Company Certificate and the Company Bylaws, each of which has been filed with the SEC.

Item 7.	Exemption from Registration Claimed.

Not applicable.

Item 8.	Exhibits.

Unless otherwise indicated below as being incorporated by reference to another filing we have made with the SEC, each of the following exhibits is filed herewith:

4.1	Marriott International, Inc. Stock and Cash Incentive Plan, as Amended (incorporated by reference from Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed on July 17, 2009).

4.2	Marriott International, Inc. Executive Deferred Compensation Plan, as Amended (incorporated by reference from Exhibit 99 to the Company’s Current Report on Form 8-K filed on August 6, 2009).

5.1	Opinion of Edward A. Ryan, Esq., on behalf of the Company’s Law Department, relating to the Marriott International, Inc. Stock and Cash Incentive Plan, as Amended and the Marriott International, Inc. Executive Deferred Compensation Plan, as Amended.

23.1	Consent of Ernst & Young LLP.

23.2	Consent of Edward A. Ryan, Esq., on behalf of the Company’s Law Department (filed as part of Exhibit 5.1).

24.1	Power of Attorney (included on signature page).

Item 9.	Undertakings.

1. The undersigned registrant hereby undertakes:

(a) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

provided, however, that paragraphs (1)(a)(i) and (1)(a)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed or furnished to the SEC by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in this Registration Statement.

(b) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

(c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

2. The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

[SIGNATURES ON THE NEXT PAGE]

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the County of Montgomery, State of Maryland, on this sixth day of August, 2009.

MARRIOTT INTERNATIONAL, INC.

By:	/s/ J.W. Marriott, Jr.
J.W. Marriott, Jr., Chairman of the Board and Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints J.W. Marriott, Jr. and Arne M. Sorenson and each of them severally as his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for such person and in his name, place and stead, in any and all capacities, to sign any or all further amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

Signature	Title	Date

/s/ J.W. Marriott, Jr.	Chairman of the Board of Directors and Chief Executive Officer (Principal Executive Officer)	August 6, 2009
J.W. Marriott, Jr.

/s/ Arne M. Sorenson	President and Chief Operating Officer	August 6, 2009
Arne M. Sorenson

/s/ William J. Shaw	Vice Chairman of the Company and Director	August 6, 2009
William J. Shaw

/s/ Carl T. Berquist	Executive Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	August 6, 2009
Carl T. Berquist

/s/ John W. Marriott III	Vice Chairman of the Board of Directors	August 6, 2009
John W. Marriott III

/s/ Mary K. Bush	Director	August 6, 2009
Mary K. Bush

/s/ Lawrence W. Kellner	Director	August 6, 2009
Lawrence W. Kellner

/s/ Debra L. Lee	Director	August 6, 2009
Debra L. Lee

/s/ George Muñoz	Director	August 6, 2009
George Muñoz

/s/ Harry J. Pearce	Director	August 6, 2009
Harry J. Pearce

/s/ W. Mitt Romney	Director	August 6, 2009
W. Mitt Romney

/s/ Steven S Reinemund	Director	August 6, 2009
Steven S Reinemund

/s/ Lawrence M. Small	Director	August 6, 2009
Lawrence M. Small

EXHIBIT INDEX

Exhibit No.	Description
5.1	Opinion of Edward A. Ryan, Esq., on behalf of the Company’s Law Department, relating to the Marriott International, Inc. Stock and Cash Incentive Plan, as Amended and the Marriott International, Inc. Executive Deferred Compensation Plan, as Amended.

23.1	Consent of Ernst & Young LLP.